
GAMCO
INVESTORS

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
GABELLI.COM

For Immediate Release: Contact: George Maldonado
                                                         Director of Proxy Voting Services
                                                         (914) 921-7733

                                                         For further information please visit
                                                         www.gabelli.com

GAMCO Comments on Sevcon Proxy Contest

RYE, N.Y., January 30, 2017 – At this time GAMCO Asset Management Inc., ("GAMCO"), an affiliate of GAMCO Investors, Inc. (NYSE: GBL), on behalf of its clients believes that it is in the best interest of all stockholders to stay the course and allow the current Board of Directors, including Ryan Morris, to work together to create shareholder value.

Accordingly, GAMCO intends to vote against the expedited declassification and to vote for the election of all five candidates nominated by the Board of Directors of Sevcon, Inc. ("Sevcon") (NASDAQ: SEV) (assuming the declassification proposal is not approved by stockholders). A representative of GAMCO will be present at the annual meeting on February 7th in Boston, MA with legal proxies.

GAMCO has evaluated the data that Ryan Morris and Meson Capital Partners, LLC have brought to the attention of stockholders of Sevcon. GAMCO believes the creative tension that exists is constructive and will focus on strategic decisions that are in the best interests of all stockholders.

GAMCO Investors, Inc., through its subsidiaries, manages private advisory accounts (GAMCO Asset Management Inc.), mutual funds and closed-end funds (Gabelli Funds, LLC). As of September 30, 2016, GAMCO had approximately $39.6 billion in assets under management.

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